

December 19, 2011

Via E-mail
Mr. James M. Follo
Chief Financial Officer
The New York Times Company
620 Eighth Avenue
New York, New York 10018

> **Re:** **The New York Times Company**
> **Form 10-K for the fiscal year ended December 26, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the quarter ended September 25, 2011**
> **Filed November 3, 2011**
> **File No. 001-05837**

Dear Mr. Follo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 26, 2010

Financial Statements, page 55
Consolidated Statements of Operations, page 60

1. We note from your statements of operations that the income from joint ventures significantly exceeds your consolidated income from continuing operations before income taxes for the year ended December 31, 2009. Please provide us your significance calculations under Rule 3-09 of Regulation S-X for your equity method investments. If your calculations result in greater than 20% significance for any of your equity method investees, please revise to include the financial statements required by Rule 3-09 in your

Form 10-K for the year ended December 31, 2010. Please note that if considered significant, financial statements for that investee are required for all periods included in your Form 10-K, however they only need to be audited for the year of significance.

Notes to the Consolidated Financial Statements, page 69
10. Fair Value Measurements, page 82

2. We note that Note 10 includes disclosure of your fair value measurements. In light of the asset impairment charges recognized in the last three years, please revise future filings to include the disclosures required by ASC 820-10-50-5 for all assets or liabilities measured at fair value on a non-recurring basis. Please note that ASC 820-10-50-8 requires this information to be in tabular form.

15. Discontinued Operations, page 97

3. We refer to the sale of WQXR-FM during 2009. Please provide us with your calculation of the gain on sale of $35 million. As part of your response, please explain to us how you determined or calculated the value attributable to the license and equipment exchanged with Univision Radio Inc. as part of this transaction.

17. Stock-Based Awards, page 99
Stock Options and Stock Appreciation Rights, page 99

4. We note that during 2009, you discovered errors in your financial statements as a result of stock options that were issued in excess of specified limits. We note that as a result of the stock options that were ineligible to be issued and therefore null and void, you issued stock appreciation rights during 2009 related to the ineligible issuances from 2008 and 2009. In this regard, please tell us how this cancellation of these stock options and issuance of the stock appreciation rights impacted your financial statements. As part of your response, please tell us how you calculated any additional compensation expense that resulted from cancellation of the old options and grant of the new stock appreciation rights and provide for us the method and assumptions used in determining the value of the stock appreciation rights. See guidance in ASC 718-20-35-8.

Quarterly Information (Unaudited), page 108

5. We note that net income fluctuated significantly from quarter to quarter during 2010 and 2009. We further note your disclosure on page 109 that seasonal variations in advertising affect the company's results. However, we also note other items such as losses on leases, pension curtailments, and impairments that appear to have significantly affected your results of operations during each quarter. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or

other adjustments which are material to the results of that quarter. Please revise to comply with the disclosure requirements of Item 302(a)(3) in future filings.

Quarterly Report on Form 10-Q for the quarter ended September 25, 2011

Financial Statements, page 2
Notes to the Condensed Consolidated Financial Statements, page 6
Note 8. Other, page 11

6. We note the material gain of $65.3 million recorded upon the sale of units in Fenway Sports Group on July 1, 2011. Please provide us with your calculation of this gain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief